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     To:  Name                            Owner/Operator
          Company:                        Rocky Mountain Chocolate Factory
          # of Pages
          including cover sheet:
          ----------------------------------------------------------------

          Date:                           May 10, 1999


Message: Please deliver to the owner/operator of this Rocky Mountain franchise. Following is a letter from Tom Ward, Co-President of Whitman's Candies, Inc. to the franchisees of Rocky Mountain Chocolate Factory and a press release issued today relating to Whitman's tender offer to purchase any and all shares of Rocky Mountain Chocolate Factory.



       If you do not receive the entire document, please contact (312) 461-7219

                         [Whitman's Candies, Inc. Logo]

                                                                    May 10, 1999



To the Franchisees of Rocky Mountain Chocolate Factory, Inc.:

         By now you have probably heard that Whitman's Candies, Inc., an affiliate of Russell Stover Candies, Inc., through a subsidiary, has today offered to buy all of the stock of Rocky Mountain Chocolate Factory, Inc. The deal we have proposed to the shareholders of Rocky Mountain is contained in the documents we have filed with the SEC and have delivered to the Company. This letter is addressed to you in your capacity as Rocky Mountain's most important resource--its franchisees.

         Whitman's vision of bringing Rocky Mountain back to an acceptable level of profitability depends on our strong relationship with a group of highly-motivated and talented franchisees. Whitman's believes the strength of Rocky Mountain is its unique retail shop delivery system built around the hard work and dedication of each individual franchisee throughout the United States and Canada. Whitman's intends to discontinue the sale of Rocky Mountain products in distribution systems outside the franchisee and company-owned stores. Whitman's believes that the key to future sales and profitability is through an expanded retail shop system and not through alternative distribution systems.

         We believe the steps listed below should be implemented as a part of our retail shop profitability enhancement program:

                  1. Immediately expand the boxed chocolate offerings to recognize the wide range of assortments that are currently not offered in Rocky Mountain shops. Whitman's and Russell Stover are uniquely positioned because of our manufacturing and packaging experience to provide quality boxed chocolates assortments with innovative Rocky Mountain packaging.

                  2. Increase the seasonal offerings at Valentine's Day, Easter, Secretaries Day and Mother's Day. We have great experience at this, also!

                  3. Immediately leverage Whitman's manufacturing efficiencies in order to bring greater value and potential profitability to the entire Rocky Mountain retail shop system.

                  4. Immediately leverage the buying power of Whitman's to bring greater value, potential profitability and product selection to the Rocky Mountain retail shop system.

________________________________________________________________________________
          1000 Walnut Street Suite 700 Kansas City, Missouri 64106-2198

                             Telephone 816/471-1669

                  5. Immediately leverage the distribution power of Whitman's to bring greater value, potential profitability and improved product freshness to the Rocky Mountain retail shop system.

         We will be in Orlando Wednesday and Thursday of this week during the Rocky Mountain franchisee's conference to answer any questions you might have about our company or our plans for the franchise system if we purchase control of the Company. Please call our suite at the Disney Coronado Springs Resort (it's under the Whitman's name) and/or come by and see us.

         We look forward to our possible association. I believe it will be a mutually-beneficial relationship. Please don't hesitate to call us if you have any questions.



                                                     Very truly yours,



                                                     THOMAS S. WARD

                                                     Co-President

                                  PRESS RELEASE


FOR IMMEDIATE RELEASE


WHITMAN'S CANDIES SUBSIDIARY COMMENCES $5.75 PER SHARE TENDER OFFER FOR ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.


         Kansas City, MO (May 10, 1999). Whitman's Candies, Inc. today announced that its wholly-owned subsidiary, WC-RMA Corp., has commenced a cash tender offer for any and all outstanding shares of Rocky Mountain Chocolate Factory, Inc. (NASDAQ: RMCF) at $5.75 per share. Whitman's, based in Kansas City, Missouri, is an affiliate of Russell Stover Candies, Inc., the country's largest producer of boxed chocolates. Whitman's markets and sells a variety of candy and confectionery products, including the famous "Whitman's Sampler" boxed chocolates, throughout the world.

         WC-RMA Corp.'s offer provides Rocky Mountain's shareholders a 64% premium over Rocky Mountain's closing price on Friday, May 7, 1999 and a 73.1% premium over Rocky Mountain's 30- day average closing price. The offer will expire at 5 p.m. EDT on Wednesday, June 16, 1999, unless extended.

         In a recent press release, Rocky Mountain announced that earnings per share for the fiscal year ended February 28, 1999 will be significantly lower than previously anticipated. In that press release, Rocky Mountain cited a number of factors as contributing to its lower earnings, including certain failures relating to sales to distribution channels outside Rocky Mountain's system of retail stores, incremental costs associated with the start-up and closure of a remote packaging facility, production inefficiencies caused by facility space constraints and the lack of a sufficient seasonal work force, product overproduction problems and higher than expected third-party shipping costs.

         Richard S. Masinton, Chief Administrative Officer of Whitman's, stated, "Notwithstanding the problems Rocky Mountain Chocolate Factory has encountered, we continue to admire the quality of Rocky Mountain's products and are impressed by their company-owned and franchised stores. Rocky Mountain should take great pride in their accomplishments to date."

         Thomas S. Ward, Co-President of Whitman's, said that one of Whitman's priorities would be to discontinue the sales of Rocky Mountain products in distribution channels outside Rocky Mountain's system of retail stores. "The strength of Rocky Mountain lies in the strength of its franchisees and their retail stores. We believe that the production, operating and manufacturing efficiencies that Whitman's can provide, together with the strong brand awareness and quality reputation of Rocky Mountain, will create a strong base of support for the franchisee network. We would plan to work with the franchisees to continue to expand sales and build on the Rocky Mountain brand name."

         Whitman's said that the offer is conditioned upon, among other things, the tender to the Company of a majority of Rocky Mountain shares on a fully-diluted basis, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and Rocky Mountain's not taking any defensive corporate action in opposition to Whitman's offer.

         Nesbitt Burns Securities Inc. is serving as financial advisor to the Company. D.F. King & Co., Inc. is serving as information agent for the offer.

         This press release is neither an offer to purchase nor a solicitation of an offer to sell any shares of Rocky Mountain. The offer is made solely by WC-RMA Corp.'s Offer to Purchase dated May 10, 1999 and the related letter of transmittal.

Contact:          Richard S. Masinton
                  Whitman's Candies, Inc.
                  1000 Walnut, Suite 900
                  Kansas City, Missouri 64106
                  (816) 842-9240: phone
                  (816) 842-0156: fax
                  dick.masinton@rstover.com

                  David Casper
                  Nesbitt Burns Securities Inc.
                  111 West Monroe St.
                  20th Floor East
                  Chicago, Illinois 60603
                  (312) 461-3292: phone
                  (312) 461-6327: fax
                  david.casper @nesbittburns.com